# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Insight Enterprises, Inc., CIK 0000932696
CUSIP: 45765U103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2701 E INSIGHT WAY, CHANDLER, Arizona (AZ), 85286
Date of event which requires filing of this statement: 10/24/2025
Filed by CIK 0001418812
Persons authorized to receive notices and communications: Jason Breeding,Sonia Muscatine, One Letterman Drive, Building D, 4th Floor, San Francisco, California (CA), 94129, 415-362-3700

## Reporting persons
- VA Partners I, LLC (CIK 0001418812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,666,739; sole dispositive power 0; shared dispositive power 1,666,739; aggregate amount beneficially owned 1,666,739 (5.3% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC
- ValueAct Capital Master Fund, L.P. (CIK 0001464912): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,666,739; sole dispositive power 0; shared dispositive power 1,666,739; aggregate amount beneficially owned 1,666,739 (5.3% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Capital Management, L.P. (CIK 0001351069): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,666,739; sole dispositive power 0; shared dispositive power 1,666,739; aggregate amount beneficially owned 1,666,739 (5.3% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Capital Management, LLC (CIK 0001351073): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,666,739; sole dispositive power 0; shared dispositive power 1,666,739; aggregate amount beneficially owned 1,666,739 (5.3% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC
- ValueAct Holdings, L.P. (CIK 0001418814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,666,739; sole dispositive power 0; shared dispositive power 1,666,739; aggregate amount beneficially owned 1,666,739 (5.3% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Holdings II, L.P. (CIK 0001763309): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,666,739; sole dispositive power 0; shared dispositive power 1,666,739; aggregate amount beneficially owned 1,666,739 (5.3% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Holdings GP, LLC (CIK 0001418813): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,666,739; sole dispositive power 0; shared dispositive power 1,666,739; aggregate amount beneficially owned 1,666,739 (5.3% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Insight Enterprises, Inc.
Address of issuer's principal executive offices: 2701 E INSIGHT WAY, CHANDLER, Arizona (AZ), 85286
Comment: This Amendment No. 12 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC"), as amended from time to time (the "Schedule 13D"), relating to Common Stock, par value $0.01 (the "Common Stock"), of INSIGHT ENTERPRISES, INC., a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the majority owner of the membership interests of VA Partners I, (iv) ValueAct Holdings II, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC, and (v) ValueAct Holdings GP, as General Partner of ValueAct Holdings and ValueAct Holdings II. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP.

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 1,666,739 shares of Common Stock, representing approximately 5.3% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 31,470,776 outstanding shares of Common Stock as of July 25, 2025 as reported in the Issuer's Form 10-Q for the fiscal period ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning transactions in Common Stock of the Issuer effected by the Reporting Persons since the date of the previous filing is set forth in Exhibit 1 attached hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Transactions in Securities of the Issuer

## Signatures
- VA Partners I, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (10/28/2025)
- ValueAct Capital Master Fund, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, VA Partners I, LLC, its General Partner (10/28/2025)
- ValueAct Capital Management, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Capital Management, LLC, its General Partner (10/28/2025)
- ValueAct Capital Management, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (10/28/2025)
- ValueAct Holdings, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Holdings GP, LLC, its General Partner (10/28/2025)
- ValueAct Holdings II, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Holdings GP, LLC, its General Partner (10/28/2025)
- ValueAct Holdings GP, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (10/28/2025)